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THE MARKET MAY BE WRONG ABOUT GOLD’S VULNERABILITY TO U.S. INTEREST RATES
BY THE WORLD GOLD COUNCIL

Recent World Gold Council research shows that gold can remain attractive to investors at higher rates, and that—rather counter-intuitively—investors who expect rates to rise should move portfolio assets from bonds to gold.[1]

COMMON WISDOM says that higher real (inflation-adjusted) US interest rates are always bad for gold. Like many factoids we see this as both partly right—high rates do tend to affect gold—partly wrong, and unhelpfully simplistic.

Interest rates are in the news because quantitative easing (QE) has kept interest rates low and widely-expected QE tapering is likely to drive up US rates. However, there are three reasons why higher real rates may not put global investors or consumers off gold.

First, investors turn to gold for diversification as well as returns. The research shows that gold has been quite effective at diversifying investment portfolios and reducing risk at real interest rates of up to 4% (current US real rates are still negative), and as interest rates rise investors should switch from bonds to gold.

Second, the argument may no longer hold. The case for US interest rates as gold's key driver is built largely on analysis of 1970s and 1980s markets—when conditions were very different from today's.

Third, gold's diversified demand acts as a brake on price changes. Nearly 60% of demand comes from jewelry and technology and these non-investment segments are less sensitive to interest-rate changes.

RISING RATES MAY NOT DENT—AND POTENTIALLY BOOST—GOLD'S APPEAL TO INVESTORS

OUR ANALYSIS *(see Table 1)* shows that in a moderate-rate environment (real rates of 0% to 4%) nominal gold returns have been even slightly higher than gold's long-term average (6%-7% per year). However, gold's volatility has fallen and has stayed significantly lower than stocks'; in addition, gold's low correlation to global equities—one of gold's key diversification attributes—has remained close to zero.

In this moderate-rate environment gold could sensibly replace bonds as a balance for equity risk.[2] With US real rates at historic lows, bonds have limited upside because they can only fall so much further. As such, bonds are unlikely to give investors the risk buffer they provided over the past 20 years when rates had further to fall.

The research used long-term historical returns to determine optimal gold holdings in a standard 60/40 portfolio (60% of assets in equities and alternative assets, 40% in bonds and money markets) under different bond-return scenarios.

The results suggest that when expected real returns for 10-year bonds are at around 4%, gold should be 5% of the portfolio. However, when expected bond returns are lowered to 0% close to where they are now—and gold returns remain unchanged—the optimal gold holding rises from 5% to roughly 6.5%.[3]

Indeed, the rationale for buying gold as a strategic (long-term) asset is to diversify, protect purchasing power, and reduce →

AVERAGE MONTHLY RETURNS AGAINST REAL US INTEREST RATES (1975-2013)	Negative real rates (<0%)	Moderate real rates (0%-4%)	Better result with moderate real rates?
Annualized monthly return	16.3%	8.3%	No
Annualized volatility	20.5%	14.1%	Yes
Correlation to global equities	0.08	-0.06	Yes

TABLE 1: Positive returns with low volatility and correlations under 'moderate' interest-rate conditions

Interest rates based on 1-year T-bills. Inflation adjustment using CPI. Source: Bloomberg, World Gold Council

1 World Gold Council, Gold and US interest rates: a reality check, Gold Investor, Volume 3, July 2013.
2 World Gold Council, Can gold replace bonds in balancing equity risk? Gold Investor, Volume 5, July 2013.

risk—especially during ‘tail risk’ events—sudden market shocks that cause severe losses (see Chart 2).4 Not until real rates are much higher (more than 4%), have gold prices historically tended to fall, while gold’s volatility and correlations increased relative to their long-term average.
US INTEREST RATES ARE NO LONGER GOLD’S KEY DRIVER
THE ARGUMENT that higher US rates push gold prices down can be summed up as follows. Investors buy gold as a store of value when they can’t get decent yields from stocks and bonds, so when interest rates rise investors are likely to move away from gold. If US rates rise, all global rates will rise.
We have already explained that investors don’t just buy gold as a short-term investment, so we turn to the idea that US interest rates drive global rates.
Many investors do not buy this theory. They point out that factors that made the US rate the benchmark ten years ago have faded. Today, monetary tightening/easing cycles differ across regions, the outlook on the US dollar’s role as the world’s reserve currency is less certain, and US assets make up a smaller proportion of the world’s investment assets.
As developing markets continue to expand, US interest rates are likely to become one of several global measures that investors use to evaluate gold.
OUTPERFORMANCE OF A PORTFOLIO WITH 5% IN GOLD VERSUS A PORTFOLIO WITH 0% IN GOLD
CHART 2: Gold reduces portfolio losses during tail risk events Based on a comparison of portfolio performance between a portfolio with and without gold. Each includes approximately 55% equities, 25% fixed income and at most 5% cash with the remaining weights optimally allocated to alternatives and gold (5% when applicable). Black Monday: September 1987-November 1987, LTCM: August 1998, Dot-com: March 2000-March 2001, September 11: September 2001, 2002 recession: March 2002-July 2002, Great recession: October 2007-February 2009, Sovereign debt crisis I: January 2010-June 2010, Sovereign debt crisis II: February 2011-October 2011. Source: Barclays Capital, Bloomberg, Hedge Fund Research, J.P. Morgan, Thomson Reuters, World Gold Council
BREAKDOWN OF 5-YEAR AVERAGE GOLD DEMAND (ENDING 2013) BY USES AND GEOGRAPHY
CHART 3: Nearly 50% of demand is non-investment; more than 80% comes from outside Europe and the US Sources: GFMS, Thompson Reuters; World Gold Council
GOLD’S WIDELY DISPERSED DEMAND DAMPS DOWN ITS PRICE VOLATILITY
SEVERAL USES and regions drive gold demand (see Chart 3) and this makes gold less sensitive to interest-rate changes. Gold is also a consumer product and demand for jewelry (49%) and technology (10%) tends to grow in times of economic growth, even when interest rates are rising—and investment demand does not dry up when interest rates head north.
However, the US-rate-as-main-driver-of-gold argument assumes that investment demand is the main demand driver (driven by the opportunity cost of putting money in gold). Figures show that global investment demand averaged 27% of gold demand (see Chart 3) over the last five years. Many commentators point out that investment demand may have a disproportionate effect on gold prices because transactions tend to be large and can create price changes that affect behavior in other markets. Even if exchange-traded funds (ETFs) and over-the-counter (OTC) demand is added in, this puts investment demand at 37%—well below jewelry’s 48%.
300
Collective Outperformance of 735 Basis Points
245.88
250
200
150 139.97
121.3
100 82.23
69.3
50 34.05 41.25
Central banks
-5%
-15%
Greater China Middle East
-22% -10%
Other Asia
-9%
Indian
Sub-continent North
-26% America
-8%
Other EM
Other Japan (5%)
-2% -3%
3 We assume a conservative 0% real return for gold throughout this exercise, well below its long-term average. A higher expected return for gold would increase its optimal weight in a portfolio. 4 World Gold Council, Why invest in gold? Gold Investor, Volume 4, October 2013.

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While the World Gold Council has checked the accuracy of the information in this report, it does not warrant or guarantee the accuracy, completeness or reliability of this information. The World Gold Council does not undertake to update or advise of changes to the information in this report. The World Gold Council does not accept responsibility for any losses or damages arising directly or indirectly, from the use of this report, even if notified of the possibility of such losses or damages.

This report contains forward- looking statements. The use of the words “believes,” “expects,” “may,” or “suggests” or words of similar import, identifies a statement as “forward-looking.” The forward-looking statements included herein are based on current expectations that involve a number of risks and uncertainties. These forward-looking statements are based on the analysis of the World Gold Council. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions all of which are difficult or impossible to predict accurately. In addition, the demand for gold and the international gold markets are subject to substantial risks which increase the uncertainty inherent in the forward-looking statements. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by the World Gold Council that the forward- looking statements will be achieved. We caution you not to place undue reliance on our forward- looking statements. Except as we may deem appropriate in the normal course of our publication cycle, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, and we assume no responsibility for updating any forward-looking statements. Past performance is no indication of future results.

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